[Latham & Watkins LLP letterhead]

July 28, 2009

VIA FACSIMILE

Ms. Jennifer Gowetski
Mr. Jerard Gibson
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549

Re:      Realty Income Corporation
Form 10-K & Definitive 14A
File No. 001-13374

Dear Ms. Gowetski & Mr. Gibson:

On behalf of Realty Income Corporation (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated June 18, 2009 (the “Letter”) regarding the Company’s Form 10-K and Definitive 14A filings.  The Company acknowledges your statement in the Letter that the purpose of the Staff’s review was to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure of its filings with the Commission.  We and the Company look forward to working with you in enhancing the Company’s disclosures in future filings.

For your convenience, the response below corresponds to the italicized comment that immediately precedes it, which has been reproduced from the Letter as numbered in the Letter.

Definitive Proxy on Schedule 14A filed March 23, 2009

General

1.
We note your response to comment 3 of our previous letter that you plan to include in future filings the requested disclosure regarding the performance metrics established by your compensation committee and also how the committee exercised discretion in awarding incentive compensation in light of the performance metrics.  In your response, please provide us with your proposed disclosure.

Response:

A clean and comparison version of the proposed disclosure is attached hereto as Exhibits A and B, respectively.  This proposed disclosure reflects illustrative changes to the disclosure in our Definitive 14A filed March 23, 2009 with respect to compensation decisions for fiscal year 2008.  This proposed disclosure is intended to provide an example of the level of disclosure we would provide in response to this comment in future Definitive 14A filings.  Please note that this disclosure could change if the criteria and methodologies employed in making future compensation decisions are different from those used for fiscal year 2008.

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

                                /s/ WILLIAM J. CERNIUS
William J. Cernius
Latham & Watkins LLP

cc:        Paul M. Meurer, Executive Vice President, Chief Financial Officer and Treasurer
Michael R. Pfeiffer, Executive Vice President, General Counsel
Ronald L. Merriman, Realty Income Audit Committee Chairman
Scott C. Siamas, Latham & Watkins LLP
Lionel R. Deschamps, KPMG

Exhibit A

[excerpt from 2009 proxy statement – revised Compensation Discussion & Analysis]

Performance Metrics. The Compensation Committee establishes performance metrics at the beginning of each year for assessing company performance and the individual performance of each executive officer. At the end of the year, the Compensation Committee evaluates the company’s performance and each executive officer’s performance in light of these metrics and considers this evaluation in determining the executive officer’s annual cash bonuses and equity awards. There is no specific bonus formula or percentage tied to the achievement of the performance metrics.  Rather, in determining compensation levels, the Compensation Committee considers company and individual specific metrics along with other factors, including other company-related or individual-specific past achievements, and awards annual cash bonuses and equity awards after considering all information deemed relevant by the Compensation Committee.

The primary general methodologies established by the Compensation Committee for 2008 for assessing company performance consist of the following metrics:

●
Common Stockholder Returns – Common stockholder returns consists of two parts: absolute returns and comparative returns.  For absolute returns, the payment of dividends, stock price performance (increase or decrease) and total return are considered.  For comparative returns, company performance is compared to other triple net-lease REITs, other REITs in general and other stock indexes.  In addition, the Compensation Committee undertakes a subjective analysis of the relative risk taken by peer companies as compared to us.

●
Company Operations – Company operations consists of a review of the company’s performance at the following operational levels:  revenue, expense control, funds from operations (“FFO”), access to capital, debt levels, occupancy levels and resolution, credit quality, acquisition levels, property investment yields, asset diversification, employee turnover, trading multiples, common stock dividend yields and increases, and new initiatives that may be suggested and implemented during the year.

●
Industry Compensation Levels – This metric compares what other companies are paying for similar executive positions in the REIT industry, in our geographic region and in the real estate industry, and assesses the employee’s other employment alternatives, the employee’s value to us, the employee’s future prospects, the difficulty in replacing the employee, the compensation cost of the employee, and the current versus past performance of the employee, looking at both effort and accomplishments.

 In addition to the general methodologies set forth above, the Compensation Committee set the following specific benchmarks for individual officers for 2008, none of which were given a specific weighting by the Compensation Committee:

Named Executive Officer	Individual Performance Metrics
Thomas A. Lewis
• Growth in FFO within a range, from less than 2% growth (low target) to greater than 7% growth (high target);
• Common stock dividend increases within a range and incumbent on FFO growth, from zero dividend increases in 2008 (low target) to more than four dividend increases in 2008, which includes an accelerated rate of increase due to FFO growth (high target); and
• Company’s access to capital within a range, from no additional capital generated (low target) to more than $200 million in new equity generated at accretive prices (high target).

Gary M. Malino
• His role as an integral part of the planning, execution and success of the company;
• Growth of FFO within a range, from less than 2% growth (low target) to greater than 7% growth (high target);
• Supervisory performance of the portfolio management, acquisitions, research, legal, information technology, and human resources departments;
• His role overseeing the CFO in his responsibilities for managing the finance and accounting and corporate communications departments, the books and records of the company, the security of the company’s capital needs and the maintenance of good relationships with our auditors;
• Performance in insuring that all departments meet their budget goals absent any changes approved by the CEO;
• Performance in insuring that the company is adequately staffed with the best personnel available at competitive wages and benefits; and
• His role as a thoughtful and productive member of the company’s Investment Committee and in aiding in the analysis of all company investment decisions.

Paul M. Meurer
• His role as an integral part of the planning, execution and success of the company;
• Timely and accurate filing of financial statements and other information required by various regulatory agencies;
• Performance in overseeing and insuring company compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
• Company’s ability to access long-term capital, taking into account controllable aspects, such as maintaining good relationships with investment banks, research analysts and credit rating agencies;
• Company’s ability to access long-term capital, taking into account uncontrollable aspects, such as overall market and REIT market conditions;
• Company’s ability to access bank capital, taking into account both controllable aspects, such as maintaining good relationships with various bank personnel, and uncontrollable aspects, such as overall capital market and credit facility market conditions;
• Performance in insuring company compliance with U.S. federal tax regulations as it relates to REITs;
• Success implementing new systems that improve the efficiency and effectiveness of the company; and
• His role as a thoughtful and productive member of the company’s Investment Committee and in aiding in the analysis of all company investment decisions.

Michael R. Pfeiffer
• Successful management of the legal department, including overseeing all transactions and litigation;
• Responsiveness and administration of corporate legal matters;
• Performance in acting as the company’s Corporate Secretary, including overseeing the stock incentive program; and
• His role as a thoughtful and productive member of the company’s Investment Committee and in aiding in the analysis of all company investment decisions.

Richard G. Collins
• Company’s portfolio performance, including rent collections, management of tenant obligations and additional revenue creation;
• Portfolio management metrics, including:
o the re-leasing activity of the company, with specific goals established for each applicable property;
o the disposition activity of selected properties, with specific goals established for each applicable property;
o occupancy rates within a range, from below 95% (low target) to 99% and above (high target);
o the average time to release properties within a range, from over 18 months (low target) to less than six months (high target);
o average recapture of prior rent within a range, from less than 75% (low target) to greater than 100% (high target);
o cost controls, and
o property maintenance management;
• Staff development, with a focus on negotiation skills and techniques; and
• Firm initiatives, such as new business opportunities, acquisition leads and tenant relationship management.

Tally Sheets. At least annually, the Compensation Committee reviews tally sheets setting forth the value of the compensation paid to each executive officer, including base salaries, annual cash bonuses and restricted common stock awards since fiscal year 2000 (the first year in which our current stock program was put into place) and through fiscal year 2014.  For future years, the tally sheets assume the same base salary, estimate a cash bonus, and estimate the grant of restricted common stock awards between the top and middle of the range for each individual. In its most recent review of tally sheets in November 2008, the Compensation Committee determined that the annual compensation amounts for our Named Executive Officers remained consistent with the Compensation Committee’s expectations. The tally sheets served as a useful check on total annual compensation amounts, but did not affect any specific decision relating to the Named Executive Officers’ compensation.

Components of Executive Compensation

Overview. In reviewing compensation, the Compensation Committee focuses on total compensation paid, including base salary, annual cash bonuses, restricted common stock awards and the dividends paid on the restricted common stock awards.

Base Salaries. Base salaries provide our executive officers with a degree of financial certainty and stability, reward them for performing their core job duties and responsibilities, and are used to attract and retain highly qualified individuals. The Compensation Committee annually reviews and determines the base salaries of our executive officers. Base salaries are also evaluated at the time of a promotion or other significant change in responsibilities. Increases in base salaries are based on the Compensation Committee’s evaluation of such factors as an executive officer’s level of responsibility and development potential, the results previously achieved by the executive officer, and the level of pay of the executive officer in question relative to other similarly situated executive officers at our peer companies, each as specifically discussed below.

In January 2008, each of our Named Executive Officers entered into an employment agreement with us, pursuant to which Messrs. Lewis, Malino, Meurer, Pfeiffer and Collins receive base salaries of no less than $350,000, $325,000, $300,000, $275,000 and $220,000, respectively, which were the same amounts awarded to them in 2006 and 2007. The Named Executive Officers’ base salaries were not increased for 2008 based on the Compensation Committee’s belief that their 2008 total compensation amounts were competitive. The 2008 base salaries were below the market median of the peer groups.

Annual Cash Bonuses. Annual cash bonuses are designed to supplement the pay of our executive officers (and other key management personnel) so that their total compensation is competitive and properly rewards the executive officers for their efforts in achieving our objectives.

In February 2008, the Compensation Committee established company and individual performance metrics described above, for the payment of 2008 annual bonuses to each of our executive officers.  In determining actual bonus amounts, the Compensation Committee also considered the level of total compensation (salary, bonus and equity awards) of each executive officer compared to other similarly situated executives at the peer companies, as described above. While the Compensation Committee reviews company performance and each individual’s actual performance relative to the pre-established company and individual objectives and performance levels, actual bonus amounts have not been historically tied to the attainment of specific performance goals or objectives, and no weighting has been given to any of the company or individual performance metrics.  The Compensation Committee, with input from our chief executive officer with respect to the other executive officers, uses its discretion in determining actual bonus amounts. Bonuses were approved by the Compensation Committee in December 2008 and paid in January 2009.

For 2008, Messrs. Lewis, Malino, Meurer, Pfeiffer and Collins received bonus awards of $915,000, $470,000, $305,000, $250,000, and $165,000, respectively.  Each of these bonus awards was less than the applicable bonus award for the prior year. While the Compensation Committee did not employ any formulaic or weighted calculation to determine these specific amounts, these amounts were primarily based on the company’s performance compared to the general methodologies set forth above in conjunction with the individual’s achievements related to the individual metrics set forth above.

Specifically, with respect to the various general methodologies set forth above, for 2008 the company achieved the results set forth below. These results are the actual results for the year 2008, however; the Compensation Committee met in November 2008 and based the awards on projected 2008 information.  There were no material differences between the projected results reviewed by the Compensation Committee in November and the actual results.

Common Stockholder Returns

•
The payment of 12 common stock dividend payments in 2008 totaling $1.66225 per share, which was an increase of 6.5% over the common stock dividend payments in 2007 of $1.56025 per share, with investors yielding 6.2% in 2008 based on the December 31, 2007 closing price of $27.02;

•	The common stock dividend was increased five times during 2008; and

•
The common stock price decreased $3.87, or 14.3%, from a closing price on December 31, 2007 of $27.02 to a closing price on December 31, 2008 of $23.15. Including the dividends, the 2008 total return to shareholders was negative 8.2%.

Company Operations

•	Revenue in 2008 increased by $35.9 million, or 12.2%, to $330.2 million as compared to $294.3 million in 2007;

•
Interest expense in 2008 increased by $29.6 million, or 46.0%, to $94.0 million. This increase was primarily due to the $550 million note offering in September 2007, which was partially offset by the $100 million note redemption in November 2008;

•	General and administrative expenses in 2008 decreased by $1.1 million, or 4.8%, to $21.6 million;

•
Property expenses in 2008 increased by $2.3 million, or 6.8%, to $5.8 million, due to an increase in property taxes, maintenance, utilities, legal fees and bad debt expense associated with properties available for lease;

•	Crest Net Lease (“Crest”) generated $1.3 million, or $0.01 per share, in FFO for Realty Income in 2008 as compared to $10.7 million, or $0.11 per share, in FFO for Realty Income in 2007;

•	FFO before Crest contribution per share increased 2.2% to $1.82 in 2008 as compared to $1.78 in 2007. Total FFO per share decreased 3.2% to $1.83 in 2008 as compared to $1.89 in 2007;

•	At December 31, 2008, the company’s occupancy rate was 97.0%;

•
In May 2008, the company entered into a new $355 million acquisition credit facility which replaced its existing $300 million acquisition credit facility that was scheduled to expire in October 2008.  There were no outstanding borrowings on the acquisition credit facility at the end of 2008;

•
During 2008, Realty Income invested $189.6 million in 108 new retail properties and properties under development, while Crest did not invest in any new retail properties.  In comparison, during 2007, Realty Income and Crest invested $533.7 million, in aggregate, in 357 new retail properties and properties under development; and

•	Throughout 2008, the company continued to trade at a significant premium compared to its peer group based on dividend yield, FFO yield and FFO multiple.

With respect to the individual methodologies set forth above, for 2008 the Compensation Committee determined that the individuals achieved the following results:

Named Executive Officer	Individual Performance Metrics
Thomas A. Lewis
• FFO per share decreased 3.2%, which was below the low target, but was mitigated by the strategic decision to reduce Crest’s portfolio level and the resulting decrease in the number of property sales by Crest during 2008 as compared to 2007;
• The common stock dividend increased five times in 2008, including an additional rate of increase due to FFO growth, which was at the upper end of the high target range; and
• The company issued approximately $74.4 million of equity in a common stock offering, which was at the upper end of the high target range relating to access to capital during a very difficult credit market.

Gary M. Malino
• Excellent performance in his role as an integral part of the planning, execution and success of the company;
• FFO per share decreased 3.2%, which was below the low target, but was mitigated by the strategic decision to reduce Crest’s portfolio level and the resulting decrease in the number of property sales by Crest during 2008 as compared to 2007;
• Excellent performance as a supervisor of the portfolio management, acquisitions, research, legal, information technology, and human resources departments and in overseeing the CFO in his responsibilities;
• Good performance in insuring that all departments met their budget goals for the year and controlled expenses, absent any changes approved by the CEO;
• Excellent performance in insuring that the company is adequately staffed with the best personnel available at competitive wages and benefits; and
• Excellent performance for his contributions as a thoughtful and productive member of the company’s Investment Committee and in aiding in the analysis of all company investment decisions.

Paul M. Meurer
• Good performance in his role as an integral part of the planning, execution and success of the company;
• Excellent performance regarding the timely and accurate filing of financial statements and other information required by various regulatory agencies;
• Excellent performance in overseeing and insuring company compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
• Excellent performance for the company’s ability to access to long-term capital, taking into account controllable aspects, such as maintaining good relationships with investment banks, research analysts and credit rating agencies;
• Excellent performance in the company’s ability to access long-term capital, taking into account uncontrollable aspects, such as overall capital market and REIT market conditions;
• Excellent performance in the company’s ability to access bank capital, taking into account both controllable aspects, such as maintaining good relationships with various bank personnel, and uncontrollable aspects, such as overall capital market and credit facility market conditions;
• Excellent performance in insuring company compliance with U.S. federal tax regulations as it relates to REITs;
• Excellent performance in successfully implementing new systems that improved the efficiency and effectiveness of the company; and
• Good performance for his contributions as a thoughtful and productive member of the company’s Investment Committee and in aiding in the analysis of all company investment decisions.

Michael R. Pfeiffer
• Excellent performance in successfully managing the legal department, including overseeing all transactions and litigation;
• Excellent performance for his responsiveness and administration of corporate legal matters;
• Excellent performance in acting as the company’s Corporate Secretary, including overseeing the stock incentive program;
• Excellent performance for his contributions as a thoughtful and productive member of the company’s Investment Committee and in aiding in the analysis of all company investment decisions; and
• Excellent performance for his participation on the creditors’ committees of tenants in bankruptcy and his successful negotiation of lease terms for various tenants in bankruptcy.

Richard G. Collins
• Excellent performance related to the company’s portfolio performance, including rent collections, management of tenant obligations and additional revenue creation;
• The following sets forth the assessment of performance on the following property management metrics:
o Average performance based on achievement of a 97.0% occupancy rate at December 31, 2008;
o Average performance based on a six to eight month average time to release properties;
o Good performance based on a negative 10% to 0% change in lease rollovers;
o Good performance related to cost controls; and
o Excellent performance related to maintenance management.
•  Excellent performance for staff development.

In evaluating the individual metrics above, other than the few quantitative metrics, the Compensation Committee used its discretion in determining the levels of performance attained by each named executive officer.  In addition, for the named executive officers other than Mr. Lewis, the Compensation Committee considered the recommendations of Mr. Lewis, which are based on Mr. Lewis’ own personal evaluations of the individuals and not on the achievement of specific milestones or performance levels.  The bonus amounts supplemented the pay of our executive officers so that their total compensation was competitive in the opinion of the Compensation Committee. Total cash compensation (which includes base salary, bonus and dividends paid on restricted common stock) for 2007 was above the market median of the peer groups.

Long-Term Incentive Compensation Awards. The Compensation Committee grants restricted common stock awards to our executive officers under our 2003 Incentive Award Plan, as amended. These common stock awards are designed to increase executive officers’ common stock ownership, motivate our executive officers to improve long-term common stock dividend performance, encourage long-term dedication and operate as an executive officer retention mechanism for key members of our management.

 In August 2008, our Board of Directors approved a new vesting schedule for shares granted to employees after August 20, 2008.  The reason for this change was to provide a shorter vesting period for employees who were closer to the age of retirement, and to adjust the vesting period for employees age 55 and below to be more in line with comparable vesting schedules in the market.  The new vesting schedule is as follows:

•For employees age 55 and below at the grant date, shares vest in 20% increments on each of the first five anniversaries of the grant date;
•For employees age 56 at the grant date, shares vest in 25% increments on each of the first four anniversaries of the grant date;
•For employees age 57 at the grant date, shares vest in 33.33% increments on each of the first three anniversaries of the grant date;
•For employees age 58 at the grant date, shares vest in 50% increments on each of the first two anniversaries of the grant date;
•For employees age 59 at the grant date, shares are 100% vested on the first anniversary of the grant date; and
•For employees age 60 and above at the grant date, shares vest immediately on the grant date.

Prior to August 20, 2008, shares granted to employees age 49 and below at the grant date vested in 10% increments on each of the first ten anniversaries of the grant date, and shares granted to employees age 50 through 55 at the grant date vested in 20% increments on each of the first five anniversaries of the grant date.  The consolidation of these two groups represents the only difference between the new and prior vesting schedules.

The 2008 restricted common stock awards granted on January 1, 2009 to Messrs. Lewis, Malino, Meurer and Pfeiffer vest over five years and those granted to Mr. Collins vested immediately on the grant date. Each of the restricted common stock awards granted was less than the amount of the applicable restricted common stock award granted for the prior year. Distributions are paid on the total grant amount from the date of the grant. At the beginning of 2008, the Compensation Committee determined a range of common stock awards to be granted to each executive officer. Actual awards within this range would depend on each executive officer’s performance in accordance with the performance metrics as more fully described in the “Performance Metrics” section of this Proxy Statement or any other factors in the Compensation Committee’s discretion. The range of common stock awards to be granted to the chief executive officer was 20,000-60,000 shares, to the president and chief operating officer was 20,000-30,000 shares, to the executive vice president, chief financial officer and executive vice president, general counsel was 10,000-20,000 shares, and to the executive vice president, portfolio management was 8,000-16,000 shares. The range of common stock awards was designed to supplement the pay of our executive officers so that their 2008 total compensation was competitive in the opinion of the Compensation Committee. The Compensation Committee may, in its discretion, choose to grant shares outside these ranges.

In December 2008, the Compensation Committee made a determination to grant, effective January 1, 2009, 20,000, 22,500, 12,500, 12,500, and 13,000 shares of restricted common stock to Messrs. Lewis, Malino, Meurer, Pfeiffer and Collins, respectively. In making this determination, the Compensation Committee noted the same corporate and individual achievements and results it had considered in making its 2008 bonus determinations, as discussed above under “Performance Metrics.”  Long-term compensation for 2007 was below the market median of the peer groups.

In 2008, no stock options were granted to the Named Executive Officers. In 2001, we discontinued our practice of granting stock options in favor of only granting restricted common stock awards. We believe that restricted common stock awards are a more appropriate incentive to our executive officers given the focus of our business on monthly dividends.

Exhibit B

 [excerpt from 2009 proxy statement –revised Compensation Discussion & Analysis]

Performance Metrics. The Compensation Committee establishes performance metrics at the beginning of each year for assessing company performance and the individual performance of each executive officer. ~~The~~At the end of the year, the Compensation Committee evaluates the company’s performance and each executive officer’s performance in light of these metrics and considers this evaluation in determining the executive officer’s annual cash bonuses and equity awards. ~~The~~There is no specific bonus formula or percentage tied to the achievement of the performance metrics.  Rather, in determining compensation levels, the Compensation Committee ~~also~~ considers company and individual specific metrics along with other factors ~~in its determination of compensation levels~~, including other company-related or individual-specific past achievements~~. Annual~~, and awards annual cash bonuses and equity awards ~~historically have not been based on attainment of specific performance goals or objectives.~~after considering all information deemed relevant by the Compensation Committee.

The primary general methodologies established by the Compensation Committee for 2008 for assessing company performance ~~included an assessment~~consist of the following metrics ~~for 2008~~:

●
Common Stockholder Returns~~.  This includes~~ –Common stockholder returns consists of two parts: absolute returns and comparative returns.  For absolute returns, the payment of dividends ~~and~~, stock price performance~~.  The Compensation Committee also reviews~~(increase or decrease) and total return are considered.  For comparative returns ~~and our ranking~~, company performance is compared to other triple net -lease REITs, other REITs in general~~,~~and other stock indexes~~, and also~~.  In addition, the Compensation Committee undertakes a subjective analysis of the relative risk taken by peer companies as compared to us.

●
Company Operations~~.  This includes~~  –Company operations consists of a review of the company’s performance at the following operational levels:  revenue, expense control, funds from operations (“FFO”), access to capital, debt levels, occupancy levels and resolution, credit quality, acquisition levels, property investment yields, asset diversification, employee turnover, trading multiples, common stock dividend yields and increases, ~~compliance with the Sarbanes-Oxley Act of 2002, Section 404 (“SOX 404”) and property acquisitions~~and new initiatives that may be suggested and implemented during the year.

●
Industry Compensation Levels~~.~~   – This ~~includes~~metric compares what other companies are paying for similar executive positions in the REIT industry, in our geographic region and in the real estate industry, and assesses the employee’s other employment alternatives, the employee’s value to us, the employee’s future prospects, the difficulty in replacing the employee, the compensation cost of the employee, and the current versus past performance of the employee, looking at both effort and accomplishments.

 ~~The~~In addition to the general methodologies set forth above, the Compensation Committee set the following specific benchmarks for ~~assessing individual performance included an assessment of the following metrics for 2008~~ individual officers for 2008, none of which were given a specific weighting by the Compensation Committee:

~~•The specific performance metrics reviewed by the Compensation Committee for Mr. Lewis included an analysis of our funds from operations growth per share, our dividend growth, access to capital, and the profitability of Crest.~~

~~•The specific performance metrics reviewed by the Compensation Committee for Mr. Malino included an analysis of our funds from operations growth per share, his supervisory performance of overseeing the various departments and operations within the company, his ability to oversee expense controls and personnel and his participation in our Investment Committee and our investment decisions.~~

~~•The specific performance metrics reviewed by the Compensation Committee for Mr. Meurer included an analysis of his ability to provide timely filing and providing accurate financial statements and other information required by various regulatory agencies, his overseeing and insuring compliance with all requirements of SOX 404, our ability to access long-term capital and bank capital, his ability to insure that we are in compliance with all aspects of the Code as it relates to REIT compliance, the implementation of new systems that improve the efficiency and effectiveness of the company, and his participation in our Investment Committee and our investment decisions.~~

~~•The specific performance metrics reviewed by the Compensation Committee for Mr. Pfeiffer included his ability to manage the legal department, including the timing, accuracy and performance of the legal department in its relationship with our other departments, his ability to oversee all transactions and litigation, his responsiveness and administration of corporate legal matters, his corporate secretary duties, including interaction with the Board of Directors, compliance with our transfer agent and the New York Stock Exchange, his participation on the creditors committee and negotiating the leases of bankrupt tenants, and his participation in our Investment Committee and our investment decisions.~~

~~•The specific performance metrics reviewed by the Compensation Committee for Mr. Collins included a determination of the portfolio performance, including rent collections, management of tenant obligations and additional revenue creation, management of the portfolio, including releasing, property dispositions, occupancy rates and time to release unleased properties, cost controls, maintenance management and staff development.~~

Named Executive Officer	Individual Performance Metrics
Thomas A. Lewis
•     Growth in FFO within a range, from less than 2% growth (low target) to greater than 7% growth (high target);
•     Common stock dividend increases within a range and incumbent on FFO growth, from zero dividend increases in 2008 (low target) to more than four dividend increases in 2008, which includes an accelerated rate of increase due to FFO growth (high target); and
•     Company’s access to capital within a range, from no additional capital generated (low target) to more than $200 million in new equity generated at accretive prices (high target).

Gary M. Malino
•     His role as an integral part of the planning, execution and success of the company;
•     Growth of FFO within a range, from less than 2% growth (low target) to greater than 7% growth (high target);
•     Supervisory performance of the portfolio management, acquisitions, research, legal, information technology, and human resources departments;
•     His role overseeing the CFO in his responsibilities for managing the finance and accounting and corporate communications departments, the books and records of the company, the security of the company’s capital needs and the maintenance of good relationships with our auditors;
•     Performance in insuring that all departments meet their budget goals absent any changes approved by the CEO;
•     Performance in insuring that the company is adequately staffed with the best personnel available at competitive wages and benefits; and
•     His role as a thoughtful and productive member of the company’s Investment Committee and in aiding in the analysis of all company investment decisions.

Paul M. Meurer
•     His role as an integral part of the planning, execution and success of the company;
•     Timely and accurate filing of financial statements and other information required by various regulatoryagencies;
•     Performance in overseeing and insuring company compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
•     Company’s ability to access long-term capital, taking into account controllable aspects, such as maintaining good relationships with investment banks, research analysts and credit rating agencies;
•     Company’s ability to access long-term capital, taking into account uncontrollable aspects, such as overall market and REIT market conditions;
•     Company’s ability to access bankcapital, taking into account both controllable aspects, such as maintaining good relationships with various bank personnel, and uncontrollable aspects, such as overall capital market and credit facility market conditions;
•     Performance in insuring company compliance with U.S. federal tax regulations as it relates to REITs;
•     Success implementing new systems that improve the efficiency and effectiveness of the company; and
•     His role as a thoughtful and productive member of the company’s Investment Committee and in aiding in the analysis of all company investment decisions.

Michael R. Pfeiffer
•     Successful management of the legal department, including overseeing all transactions and litigation;
•     Responsiveness and administration of corporate legal matters;
•     Performance in acting as the company’s Corporate Secretary, including overseeing the stock incentive program; and
•     His role as a thoughtful and productive member of the company’s Investment Committee and in aiding in the analysis of all company investment decisions.

Richard G. Collins
•     Company’s portfolio performance, including rent collections, management of tenant obligations and additional revenue creation;
•     Portfolio management metrics, including:
o the re-leasing activity of the company, with specific goals established for each applicable property;
o the disposition activity of selected properties, with specific goals established for each applicable property;
o occupancy rates within a range, from below 95% (low target) to 99% and above (high target);
o the average time to release properties within a range, from over 18 months (low target) to less than six months (high target);
o average recapture of prior rent within a range, from less than 75% (low target) to greater than 100% (high target);
o cost controls, and
o property maintenance management;
•     Staff development, with a focus on negotiation skills and techniques; and
•     Firm initiatives, such as new business opportunities, acquisition leads and tenant relationship management.

Tally Sheets. At least annually, the Compensation Committee reviews tally sheets setting forth the value of the compensation paid to each executive officer, including base salaries, annual cash bonuses and restricted common stock awards since fiscal year 2000 (the first year in which our current stock program was put into place) and through fiscal year 2014.  For future years, the tally sheets assume the same base salary, estimate a cash bonus, and estimate the grant of restricted common stock awards between the top and middle of the range for each individual. In its most recent review of tally sheets in November 2008, the Compensation Committee determined that the annual compensation amounts for our Named Executive Officers remained consistent with the Compensation Committee’s expectations. The tally sheets served as a useful check on total annual compensation amounts, but did not affect any specific decision relating to the Named Executive Officers’ compensation.

Components of Executive Compensation

Overview. In reviewing compensation, the Compensation Committee focuses on total compensation paid, including base salary, annual cash bonuses, restricted common stock awards and the dividends paid on the restricted common stock awards.

Base Salaries. Base salaries provide our executive officers with a degree of financial certainty and stability, reward them for performing their core job duties and responsibilities, and are used to attract and retain highly qualified individuals. The Compensation Committee annually reviews and determines the base salaries of our executive officers. Base salaries are also evaluated at the time of a promotion or other significant change in responsibilities. Increases in base salaries are based on the Compensation Committee’s evaluation of such factors as an executive officer’s level of responsibility and development potential, the results previously achieved by the executive officer, and the level of pay of the executive officer in question relative to other similarly situated executive officers at our peer companies, each as specifically discussed below.

In January 2008, each of our Named Executive Officers entered into an employment agreement with us, pursuant to which Messrs. Lewis, Malino, Meurer, Pfeiffer and Collins receive base salaries of no less than $350,000, $325,000, $300,000, $275,000 and $220,000, respectively, which ~~are~~were the same amounts awarded to them in 2006 and 2007. The Named Executive Officers’ base salaries were not increased for 2008 based on the Compensation Committee’s belief that their 2008 total compensation amounts were competitive. The 2008 base salaries were below the market median of the peer groups.

Annual Cash Bonuses. Annual cash bonuses are designed to supplement the pay of our executive officers (and other key management personnel) so that their total compensation is competitive and properly rewards the executive officers for their efforts in achieving our objectives.

In February 2008, the Compensation Committee established company and individual performance ~~metrics that were assessed~~described above, for the payment of 2008 annual bonuses to each of our executive officers. ~~The performance metrics evaluated by the Compensation Committee in its determination of the amount of cash bonuses to be paid to our executive officers varied considerably in detail and subject matter depending on the executive officer’s position, and included such performance goals as funds from operations growth, our access to long term capital, expense control, and the performance of individual departments as more fully described in the “Performance Metrics” section of this Compensation Discussion and Analysis.~~

   In determining actual bonus amounts, the Compensation Committee also consider~~s~~ed the level of total compensation (salary, bonus and equity awards) of each executive officer compared to other similarly situated executives at the peer companies, as described above. While the Compensation Committee reviews company performance and each individual’s actual performance relative to the pre-established company and individual objectives and performance levels, actual bonus amounts have not been historically tied to the attainment of specific performance goals or objectives, and no weighting has been given to any of the company or individual performance metrics.  The Compensation Committee, with input from our chief executive officer with respect to the other executive officers, uses its discretion in determining actual bonus amounts. Bonuses were approved by the Compensation Committee in December 2008 and paid in January 2009.

For 2008, Messrs. Lewis, Malino, Meurer, Pfeiffer and Collins received bonus awards of $915,000, $470,000, $305,000, $250,000, and $165,000, respectively.  Each of these bonus awards was less than the applicable bonus award for the prior year. While ~~these bonus amounts were not tied to the attainment of specific performance goals or objectives,~~ the Compensation Committee ~~noted successful achievements relating to all of the company-specific and individually tailored performance metrics~~did not employ any formulaic or weighted calculation to determine these specific amounts, these amounts were primarily based on the company’s performance compared to the general methodologies set forth above in conjunction with the individual’s achievementsrelated to the individual metrics set forth above.

Specifically, with respect to the various general methodologies set forth above, for 2008 the company achieved the results set forth below. These results are the actual results for the year 2008, however; the Compensation Committee met in November 2008 and based the awards on projected 2008 information.  There were no material differences between the projected results reviewed by the Compensation Committee in November and the actual results.

Common Stockholder Returns

•
The payment of 12 common stock dividend payments in 2008 totaling $1.66225 per share, which was an increase of 6.5% over the common stock dividend payments in 2007 of $1.56025 per share, with investors yielding 6.2% in 2008 based on the December 31, 2007 closing price of $27.02;

•	The common stock dividend was increased five times during 2008; and

•
The common stock price decreased $3.87, or 14.3%, from a closing price on December 31, 2007 of $27.02 to a closing price on December 31, 2008 of $23.15. Including the dividends, the 2008 total return to shareholders was negative 8.2%.

Company Operations

•	Revenue in 2008 increased by $35.9 million, or 12.2%, to $330.2 million as compared to $294.3 million in 2007;

•
Interest expense in 2008 increased by $29.6 million, or 46.0%, to $94.0 million. This increase was primarily due to the $550 million note offering in September 2007, which was partially offset by the $100 million note redemption in November 2008;

•	General and administrative expenses in 2008 decreased by $1.1 million, or 4.8%, to $21.6 million;

•
Property expenses in 2008 increased by $2.3 million, or 6.8%, to $5.8 million, due to an increase in property taxes, maintenance, utilities, legal fees and bad debt expense associated with properties available for lease;

•	Crest Net Lease (“Crest”) generated $1.3 million, or $0.01 per share, in FFO for Realty Income in 2008 as compared to $10.7 million, or $0.11 per share, in FFO for Realty Income in 2007;

•	FFO before Crest contribution per share increased 2.2% to $1.82 in 2008 as compared to $1.78 in 2007. Total FFO per share decreased 3.2% to $1.83 in 2008 as compared to $1.89 in 2007;

•	At December 31, 2008, the company’s occupancy rate was 97.0%;

•
In May 2008, the company entered into a new $355 million acquisition credit facility which replaced its existing $300 million acquisition credit facility that was scheduled to expire in October 2008.  There were no outstanding borrowings on the acquisition credit facility at the end of 2008;

•
During 2008, Realty Income invested $189.6 million in 108 new retail properties and properties under development, while Crest did not invest in any new retail properties.  In comparison, during 2007, Realty Income and Crest invested $533.7 million, in aggregate, in 357 new retail properties and properties under development; and

•	Throughout 2008, the company continued to trade at a significant premium compared to its peer group based on dividend yield, FFO yield and FFO multiple.

With respect to the individual methodologies set forth above, for 2008 the Compensation Committee determined that the individuals achieved the following results:

Named Executive Officer	Individual Performance Metrics
Thomas A. Lewis
•     FFO per share decreased 3.2%, which was below the low target, but was mitigated by the strategic decision to reduce Crest’s portfolio level and the resulting decrease in the number of property sales by Crest during 2008 as compared to 2007;
•     The common stock dividend increased five times in 2008, including an additional rate ofincrease due to FFO growth, which was at the upper end of the high target range; and
•     The company issued approximately $74.4 million of equity in a common stock offering, which was at the upper end of the high target range relating to access to capital during a very difficult credit market.

Gary M. Malino
•     Excellent performance in his role as an integral part of the planning, execution and success of the company;
•     FFO per share decreased 3.2%, which was below the low target, but was mitigated by the strategic decision to reduce Crest’s portfolio level and the resulting decrease in the number of property sales by Crest during 2008 as compared to 2007;
•     Excellent performance as a supervisor of the portfolio management, acquisitions, research, legal, information technology, and human resources departments and in overseeing the CFO in his responsibilities;
•     Good performance in insuring that all departments met their budget goals for the year and controlled expenses, absent any changes approved by the CEO;
•     Excellent performance in insuring that the company is adequately staffed with the best personnel available at competitive wages and benefits; and
•     Excellent performance for his contributions as a thoughtful and productive member of the company’s Investment Committee and in aiding in the analysis of all company investment decisions.

Paul M. Meurer
•     Good performance in his role as an integral part of the planning, execution and success of the company;
•     Excellent performance regarding the timely and accurate filing of financial statements and other information required by various regulatory agencies;
•     Excellent performance in overseeing and insuring company compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
•     Excellent performance for the company’s ability to access to long-term capital, taking into account controllable aspects, such as maintaining good relationships with investment banks, research analysts and credit rating agencies;
•     Excellent performance in the company’s ability to access long-term capital, taking into account uncontrollable aspects, such as overall capital market and REIT market conditions;
•     Excellent performance in the company’s ability to access bank capital, taking into account both controllable aspects, such as maintaining good relationships with various bank personnel, and uncontrollable aspects, such as overall capital market and credit facility market conditions;
•     Excellent performance in insuring company compliance with U.S. federal tax regulations as it relates to REITs;
•     Excellent performance in successfully implementing new systems that improved the efficiency and effectiveness of the company; and
•     Good performance for his contributions as a thoughtful and productive member of the company’s Investment Committee and inaiding in the analysis of all company investment decisions.

Michael R. Pfeiffer
•     Excellent performance in successfully managing the legal department, including overseeing all transactions and litigation;
•     Excellent performance for his responsiveness and administration of corporate legal matters;
•     Excellent performance in acting as the company’s Corporate Secretary, including overseeing the stock incentive program;
•     Excellent performance for his contributions as a thoughtful and productive member of the company’s Investment Committee and in aiding in the analysis of all company investment decisions; and
•     Excellent performance for his participation on the creditors’committees of tenants in bankruptcy and his successful negotiation of lease terms for various tenants in bankruptcy.

Richard G. Collins
•     Excellent performance related to the company’s portfolio performance, including rent collections, management of tenant obligations and additional revenue creation;
•     The following sets forth the assessment of performance on the following property management metrics:
o Average performance based on achievement of a 97.0% occupancy rate at December 31, 2008;
o Average performance based on a six to eight month average time to release properties;
o Good performance based on a negative 10% to 0% change in lease rollovers;
o Good performance related to cost controls; and
o Excellent performance related to maintenance management.
•      Excellent performance for staff development.

In evaluating the individual metrics above, other than the few quantitative metrics, the Compensation Committee used its discretion in determining the levels of performance attained by each named executive officer.  In addition, for the named executive officers other than Mr. Lewis, the Compensation Committee considered the recommendations of Mr. Lewis, which are based on Mr. Lewis’own personal evaluations of the individuals and not on the achievement of specific milestones or performance levels.  The bonus amounts supplemented the pay of our executive officers so that their total compensation was competitive in the opinion of the Compensation Committee. Total cash compensation (which includes base salary, bonus and dividends paid on restricted common stock) for 2007 was above the market median of the peer groups.

Long-Term Incentive Compensation Awards. The Compensation Committee grants restricted common stock awards to our executive officers under our 2003 Incentive Award Plan, as amended. These common stock awards are designed to increase executive officers’ common stock ownership, motivate our executive officers to improve long-term common stock dividend performance, encourage long-term dedication and operate as an executive officer retention mechanism for key members of our management.

In August 2008, our Board of Directors approved a new vesting schedule for shares granted to employees after August 20, 2008.  The reason for this change was to provide a shorter vesting period for employees who were closer to the age of retirement, and to adjust the vesting period for employees age 55 and below to be more in line with comparable vesting schedules in the market.  The new vesting schedule is as follows:

•For employees age 55 and below at the grant date, shares vest in 20% increments on each of the first five anniversaries of the grant date;
•For employees age 56 at the grant date, shares vest in 25% increments on each of the first four anniversaries of the grant date;
•For employees age 57 at the grant date, shares vest in 33.33% increments on each of the first three anniversaries of the grant date;
•For employees age 58 at the grant date, shares vest in 50% increments on each of the first two anniversaries of the grant date;
•For employees age 59 at the grant date, shares are 100% vested on the first anniversary of the grant date; and
•For employees age 60 and above at the grant date, shares vest immediately on the grant date.

Prior to August 20, 2008, shares granted to employees age 49 and below at the grant date vested in 10% increments on each of the first ten anniversaries of the grant date, and shares granted to employees age 50 through 55 at the grant date vested in 20% increments on each of the first five anniversaries of the grant date.  The consolidation of these two groups represents the only difference between the new and prior vesting schedules.

The 2008 restricted common stock awards granted on January 1, 2009 to Messrs. Lewis, Malino, Meurer and Pfeiffer vest over five years and those granted to Mr. Collins vested immediately on the grant date. Each of the restricted common stock awards granted was less than the amount of the applicable restricted common stock award granted for the prior year. Distributions are paid on the total grant amount from the date of the grant. At the beginning of 2008, the Compensation Committee determined a range of common stock awards to be granted to each executive officer. Actual awards within this range would depend on each executive officer’s performance in accordance with the performance metrics as more fully described in the “Performance Metrics” section of this Proxy Statement or any other factors in the Compensation Committee’s discretion. The range of common stock awards to be granted to the chief executive officer was 20,000-60,000 shares, to the president and chief operating officer was 20,000-30,000 shares, to the executive vice president, chief financial officer and executive vice president, general counsel was 10,000-20,000 shares, and to the executive vice president, portfolio management was 8,000-16,000 shares. The range of common stock awards was designed to supplement the pay of our executive officers so that their 2008 total compensation was competitive in the opinion of the Compensation Committee. The Compensation Committee may, in its discretion, choose to grant shares outside these ranges.

In December 2008, the Compensation Committee made a determination to grant, effective January 1, 2009, 20,000, 22,500, 12,500, 12,500, and 13,000 shares of restricted common stock to Messrs. Lewis, Malino, Meurer, Pfeiffer and Collins, respectively. In making this determination, the Compensation Committee noted the same corporate and individual achievements and results it had considered in making its 2008 bonus determinations, as discussed above under “Performance Metrics.”  Long-term compensation for 2007 was below the market median of the peer groups.

In 2008, no stock options were granted to the Named Executive Officers. In 2001, we discontinued our practice of granting stock options in favor of only granting restricted common stock awards. We believe that restricted common stock awards are a more appropriate incentive to our executive officers given the focus of our business on monthly dividends.